SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

Cohen & Steers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19247A 10 0

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19247A 10 0	13G

1.	Name of Reporting Persons Robert H. Steers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,669
	6.	Shared Voting Power 11,700,308
	7.	Sole Dispositive Power 108,669
	8.	Shared Dispositive Power 11,700,308

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,808,977
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.0%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 47,248,129 shares of common stock outstanding as of December 31, 2019.

Item 1(a). Name of Issuer:

Cohen & Steers, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

280 Park Avenue

New York, NY 10017

Item 2(a). Name of Person Filing:

Robert H. Steers

Item 2(b). Address of Principal Business Office, or if None, Residence:

For purposes of this filing, the address of Robert H. Steers is:

c/o Cohen & Steers, Inc.

280 Park Avenue

New York, NY 10017

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

19247A 10 0

Item 3. If this statement is filed pursuant to §§240.13d-l(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2019, Mr. Steers beneficially owned 11,808,977 shares of common stock, which includes 74,028 shares of common stock underlying restricted stock units that vested on January 31, 2020, of which 38,081 shares were delivered and 35,947 shares were withheld by the issuer to satisfy the reporting person’s tax withholding obligations; 950,920 shares held by The Sunnyridge GST Exempt Family Trust, of which a member of Mr. Steers’ immediate family and an independent third party serve as trustees of the trust; 3,838,897 shares held by The Hilltop GST Non-Exempt Descendents’ Trust, of which a member of Mr. Steers’ immediate family and an independent third party serve as trustees of the trust; and 6,910,491 shares held by the Robert H. Steers 2018 Revocable Trust, of which Mr. Steers and a member of his immediate family serve as trustees of the trust. Mr. Steers disclaims beneficial ownership of the shares held by The Sunnyridge GST Exempt Family Trust and The Hilltop GST Non-Exempt Descendents’ Trust.

(b) Percent of class:

25.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 108,669

(ii) Shared power to vote or to direct the vote: 11,700,308

(iii) Sole power to dispose or to direct the disposition of : 108,669

(iv) Shared power to dispose or to direct the disposition of: 11,700,308

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
(Date)

/s/ Robert H. Steers
(Signature)

Robert H. Steers
(Name and Title)